Filed by ASML Holding N.V.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cymer Inc.

(Commission File No.: 0-21321)

VIDEO INTERVIEW: CFO PETER WENNINK Q3 FINANCIAL RESULTS 2012 (EDITED TRANSCRIPT)

RESULTS & OUTLOOK Q3 2012 ASML

INTERVIEWER: Mr Wennink, sales and profit are within guidance for the quarter with sales at €1.2 billion and profits of €275 million, so no changes there you could say. What would you see as the highlights for the quarter?

PETER WENNINK, CFO ASML: Well, the highlights are always that we stay within our guidance. That’s always good that you deliver according to expectations. I would say the real highlight of the quarter was the signing of the co-investment program by three of our major customers and that our shareholders thought that that was a good idea by voting in favor of this transaction.

INTERVIEWER: When you look at the figures further, bookings are down compared to the previous quarter. How would you describe the current market trends?

PETER WENNINK: Bookings were down but not that much; clearly, the market trend is that our logic customers are still going strong: they are ramping up their 20 nanometer capacity. We see also a clear weakness coming in the memory markets because the bit growth for both DRAM and NAND has not been as strong as we expected at the beginning of the year.

INTERVIEWER: On the one hand you see cautious customers. On the other hand you see the buildup of logic capacity, how do you reconcile those two?

PETER WENNINK: The buildup of logic capacity is a strategic decision of our customers, it has to do with what we call the 28 nanometer node; that is a node for the leading edge chips that go into mobile devices like smart phones and tablets, and those sales are still strong. But what you are seeing, I think it has to do with the macro economic situation, is that the price differences of those end products, like smart phones and tablets, are driven by their memory content, so that when you have for instance a 16 gigabyte tablet, you pay a lower price than the 32. Which actually means that consumers still want a tablet, but they choose the lower end of the spectrum, and that is at the expense of the memory makers and that’s why we see memory being weak, while the number of tablets ultimately sold, that have all those logic chips in there, actually stayed strong. So logic strong and memory weak, I think that is the main explanation of why we are where we are.

INTERVIEWER: Looking ahead what are your expectations for the 4th Quarter?

PETER WENNINK: In the 4th Quarter we expect about € 1 billion in sales, still driven by logic customers—logic customers are strong. Memory is clearly weaker, and that means that the top line in Q4 is about €200 million lower than in the 3rd Quarter.

INTERVIEWER: You expect lower gross margin, 2% lower. Why is that?

PETER WENNINK: Oh that’s in line with a lower top line, so when you have a lower top line you have less coverage of your fixed cost in your factory and that means that the gross margin is a bit lower, but that is quite in line with the historical trends.

INTERVIEWER: How’s your visibility for 2013?

PETER WENNINK: 2013 is currently marked by uncertainty as to the recovery of the memory customers, so when will memory come back. The macroeconomic uncertainty weighs on our customers, that means that we’re currently not yet in a position to say anything about 2013. Specifically I think we’ll just have to wait another quarter. By the end of Q4, when we have our annual results, we’ll probably have a bit more visibility on that.

MERGER AGREEMENT WITH CYMER

INTERVIEWER: Today you announced the takeover of Cymer, one of your suppliers of the light source for your EUV lithography program. Can you explain to us, why are you buying this company?

PETER WENNINK: Well, we think EUV is extremely important for this industry. There’s no doubt about it, customers are asking for it. We have experienced some delays with EUV technology and that was basically caused by the delay of the EUV source. And the source is made by this company Cymer. We believe that combining the two companies will definitely speed up the development of this EUV source, and we’ll also see a lot more efficiency in the research and development cost. Another element is we think we can simplify the supply chain. Because the supply chain of Cymer overlaps with the supply chain of ASML, we think we can simplify the manufacturing and the integration process, and on top of that Cymer has a very healthy DUV laser business and a service business which it links very well into the business that we have, because their lasers are physically attached to our machines. So that all in all bodes for a lot of synergy going forward.

INTERVIEWER: What price are you paying for the company and how are you going to finance the deal?

PETER WENNINK: The deal will be financed by a combination of cash and shares, so we propose to pay $20 cash per Cymer share, plus 1.15 ASML shares.

INTERVIEWER: And how many shares will you issue for this?

PETER WENNINK: We will issue just over 9% of the outstanding capital of ASML.

INTERVIEWER: What does this transaction mean then for your profitability and for your earnings per share?

PETER WENNINK: We expect that we will close somewhere in 2013—it will take some time. And we expect that for the first 12 months after the closing we cannot see the full benefit yet, of all the synergy so I would expect up to a maximum of about 5% dilution. But in the 12 months after that, so 24 months after closing, we would expect to see the full benefits, and all the synergies coming in, and then you would see the opposite, you would see about a 5% accretion, so an increase in earnings per share.

INTERVIEWER: Looking at Cymer, can Cymer continue to deliver its products to its customers, maybe even your competitors?

PETER WENNINK: Absolutely. I mean there’s no doubt whatsoever that Cymer products will be available to anybody in the industry at a normal, reasonable commercial price.

EUV UPDATE

INTERVIEWER: Let’s talk for a moment about the present situation with EUV at ASML: scanner, light source. Can you update us on that?

PETER WENNINK: Yes, actually we’ve made good progress over the last three months. We have integrated our 3300 EUV scanner in the last quarter and we’ve seen very good results. The results with respect to the imaging or what we call the overlay are indeed such that they are basically production worthy for the next generation of the leading edge chips that our customers want to make. The only thing is that we still lack some power. We have made progress on that power but we are well on track to deliver the 70 wafers per hour that we promised to our customers by the first quarter of 2014. So there’s progress, definitely on the power road map but we do the Cymer acquisition of course to speed that up and to make sure that by 2014 we’ll definitely be there. And we have seen very good results in terms of imaging and other production requirements that our customers need for full EUV production.

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FORWARD LOOKING STATEMENTS

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: this press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, as they relate to Cymer or ASML, this transaction or the expected benefits of this transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of ASML and Cymer, and readers should not place undue reliance on them. Actual results or developments may differ materially from those in the forward-looking statements. These forward looking statements are subject to risks and uncertainties, including the inability to obtain Cymer shareholder approval or regulatory approval for this transaction, the satisfaction of other conditions to the closing of the transaction, the possibility that the length of time necessary to consummate this transaction may be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with integrating the businesses of Cymer and ASML, the possibility that the businesses of ASML and Cymer may suffer as a result of uncertainty surrounding the proposed transaction, the expected capacity and capability developments in EUV systems, the anticipated effect of this transaction on ASML’s earnings per share and EUV margins, the benefits of the DUV and IBP businesses and other risks associated with the development of EUV technology.

The foregoing risk list of factors is not exhaustive. You should consider carefully the foregoing factors and the other risks and uncertainties that affect the businesses of ASML and Cymer described in the risk factors included in ASML’s Annual Report on Form 20-F and Cymer’s Annual Report on Form 10-K, Cymer’s Quarterly Reports on Form 10-Q, and other documents filed by ASML and Cymer from time to time with the SEC. The parties disclaim any obligation to update the forward-looking statements contained herein.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed transaction will be submitted to the stockholders of Cymer for their consideration. In connection with the proposed transaction, Cymer will file a proxy statement with the SEC and ASML will file a registration statement on Form F-4 with additional information concerning the transaction, including a proxy statement/prospectus. CYMER STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS CAREFULLY (WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, the registration statement, and other documents containing other important information about Cymer and ASML filed or furnished to the SEC (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by ASML and Cymer may be obtained without charge. In addition, investors and shareholders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made in writing by regular mail by contacting ASML at the following address: De Run 6501, 5504 DR, Veldhoven, The Netherlands, Attention: Investor Relations, or by contacting Cymer at the following address: 17075 Thornmint Court, San Diego, CA, 92127, Attention: Investor Relations, +1 858 385 6097.

Cymer and ASML and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Cymer’s directors and executive officers and their ownership of Cymer common stock is available in Cymer’s proxy statement for its 2012 meeting of stockholders, as filed with the SEC of Schedule 14A on April 11, 2012. Information about ASML’s directors and executive officers and their ownership of ASML ordinary shares is available in its Annual Report on Form 20-F for the year ended December 31, 2011 and will be available in the joint proxy statement/prospectus (when available). Other information regarding the interests of such individuals as well as information regarding Cymer’s and ASML’s directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

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